SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED EIGHTY-SIXTH

EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: July 25, 2013 - 2:30 p.m. 3. CALL NOTICE: Call notice was published in the Official Gazette of the State of Paraná and in the Gazeta do Povo newspaper of the state of Paraná. 4. QUORUM: Shareholders representing eighty-five point ninety-one percent (85.91%) of the voting capital attended the meeting. 5. PRESIDING BOARD: CAROLINA LUCENA SCHUSSEL - Chairman; MAURICIO SCHULMAN – Chairman of the Board of Directors; DENISE TEIXEIRA GOMES - Secretary. 6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

ITEM 1 – Shareholders unanimously approved the formation of the Telecommunication Office in Copel Holding;

ITEM 2 – Shareholders unanimously approved the amendment to the Company’s Bylaws with regard to the creation of the Telecommunication Office, which alters Articles 17, 20 and 27, includes Article 30 and renumber subsequent Articles; and

ITEM 3 – Shareholders restated the Company’s Bylaws.

7. SIGNATURES: CAROLINA LUCENA SCHUSSEL - Representative of the State of Paraná and Chairman of the Shareholders’ Meeting; MAURICIO SCHULMAN – Chairman of the Board of Directors; LINDOLFO ZIMMER - Company CEO and Executive Secretary of the Board of Directors; LEONARDO JOSÉ S. FERREIRA - BNDES Participações S.A.; GEORGE WASHINGTON T. MARCELINO - THE MCGRAW HILL RETIREMENT PLAN COLLECTIVE INVESTMENT TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; CANADA PENSION PLAN INVESTIMENT BOARD; WISDOMTREE EMERGING MARKETS SMALLCAP DIVIDEND FUND; DOMINI INTERNATIONAL SOCIAL EQUITY FUND; SUNSUPER POOLED SUPERANNUATION TRUST; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; NORGES BANK; FLEXHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX FUND; and DENISE TEIXEIRA GOMES – Secretary.-----------------------------------------------------------

The full text of the Minutes of the 186th Extraordinary Shareholders’ Meeting was recorded on pages 099 to 108 of Book 10 of Companhia Paranaense de Energia - Copel, registered at the Commercial Registry of the State of Paraná under No. 08/167840‑1 on July 16, 2008.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 25, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.